

WELLS-GARDNER®
ELECTRONICS CORPORATION

9500 West 55th Street, Suite A
McCook, Illinois 60525-3605

April 4, 2008

To Our Shareholders:

You are cordially invited to attend the 2008 Annual Meeting of Shareholders of Wells-Gardner Electronics Corporation which will be held at the corporate offices of the Company, 9500 West 55th Street, Suite A, McCook, Illinois on Tuesday, May 13, 2008 at 10:00 A.M. Central Daylight Savings Time. All holders of common shares of the Company as of the close of business on March 21, 2008, are entitled to vote at the Annual Meeting.

Time will be set aside for discussion of each item of business described in the accompanying Notice of Annual Meeting and Proxy Statement. A current report on the business operations of the Company will be presented at the meeting and shareholders will have an opportunity to ask questions. After the meeting, members of senior management will remain to answer any additional questions you may have.

We hope you will be able to attend the Annual Meeting. Whether or not you expect to attend, you are urged to complete, sign, date and return the proxy card in the enclosed envelope in order to make certain that your shares will be represented at the Annual Meeting.

Sincerely,

Anthony Spier
Chairman of the Board, President
and Chief Executive Officer

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WELLS-GARDNER ELECTRONICS CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS – May 13, 2008

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Wells-Gardner Electronics Corporation will be held on Tuesday, May 13, 2008, at 10:00 A.M., Central Daylight Savings Time, at the corporate offices of the Company, 9500 West 55th Street, Suite A, McCook, Illinois, for the following purposes:

1. To elect four Directors;

2. To consider and vote upon a proposal to ratify the appointment of Blackman Kallick LLP, as independent certified public accountants of the Company for the fiscal year ending December 31, 2008;

3. To act upon any other business which may properly be brought before the meeting.

The close of business on March 21, 2008, has been fixed as the record date for determining the shareholders entitled to notice of and to vote at the Annual Meeting.

By Order of the Board of Directors,

James F Brace
Corporate Secretary

WELLS-GARDNER ELECTRONICS CORPORATION
PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS
TUESDAY, May 13, 2008

This Proxy Statement is being sent by the Company on or about April 4, 2008, to all holders of common shares, $1.00 par value ("Common Stock"), the only class of stock outstanding, of Wells-Gardner Electronics Corporation, 9500 West 55th Street, Suite A, McCook, Illinois (the "Company"), entitled to vote at the Annual Meeting of Shareholders on Tuesday, May 13, 2008 and any adjournment or postponement thereof (the "Meeting"), in order to furnish information relating to the business to be transacted. The foregoing address is the address for the principal executive officers of the Company.

Voting Procedures

Shareholders of record at the close of business on March 21, 2008, are entitled to vote at the Meeting. As of that date, there were approximately 9,875,000 shares of Common Stock outstanding. Shareholders are entitled to one vote per share owned on the record date, and with respect to the election of Directors, shareholders have cumulative voting rights. Under cumulative voting, each shareholder is entitled to a number of votes equal to the number of Directors to be elected multiplied by the number of shares owned by such shareholder, and such shareholder may cast such votes for one nominee or distribute them in any manner among any number of nominees.

A proxy card is enclosed for your use. **YOU ARE SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS TO SIGN, DATE AND RETURN THE PROXY CARD IN THE ACCOMPANYING ENVELOPE**, which is postage-paid if mailed in the United States.

You may revoke your proxy at any time before it is actually voted at the Meeting by delivering written notice of revocation to the Secretary of the Company, by submitting a subsequently dated proxy, or by attending the Meeting and withdrawing the proxy. You may also be represented by another person present at the Meeting by executing a proxy designating such person to act on your behalf. Each unrevoked proxy card properly executed and received prior to the close of the Meeting will be voted as indicated.

Unless otherwise indicated on the proxy card, votes represented by all properly executed proxies will be distributed equally among the nominees for Director named herein, except that if additional persons are nominated, the proxies will have discretionary authority to cumulate votes among the nominees named herein. The withholding of authority to vote for any individual nominee or nominees will permit the proxies to distribute the withheld votes in their discretion among the remaining nominees. In addition, where specific instructions are not indicated, the proxy will be voted **FOR** the ratification of appointment of the selection of Blackman Kallick LLP, as independent certified public accountants for the fiscal year ending December 31, 2008.

Assuming the presence of a quorum, the affirmative vote of the holders of a plurality of the shares represented at the Meeting and entitled to vote is required for the election of Directors and the affirmative vote of the holders of a majority of the shares represented at the Meeting and entitled to vote is required for the ratification of appointment of Blackman Kallick LLP and for any other matters which may be submitted for consideration. Abstentions are included in the determination of the number of shares present for purposes of determining if a quorum is present. Shares represented by proxies which are marked "abstain" or to deny discretionary authority on any matter will be treated as shares present and entitled to vote, which will have the same effect as a vote against any such matters. Broker "non-votes" will be treated as not represented at the Meeting as to matters for which a non-vote is indicated on the broker's proxy and will not affect the determination of the outcome of the vote on any proposal to be decided at the Meeting. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner.

The cost of soliciting proxies will be borne by the Company. The Company will solicit shareholders by mail, through its regular employees and will request banks and brokers, and other custodians, nominees and fiduciaries, to solicit their customers who have stock of the Company registered in the names of such persons and will reimburse them for their reasonable, out-of-pocket costs. The Company also may use the services of its Officers, Directors, and others to solicit proxies, personally or by telephone, without additional compensation.

A copy of the 2007 Annual Report to Shareholders, which includes the consolidated financial statements of the Company for 2007, will be mailed to the shareholders on or about April 4, 2008.

ELECTION OF DIRECTORS

The bylaws of the Company, as amended, provide that the number of Directors of the Company shall be from four to seven, as fixed from time to time by the Board of Directors. The size of the Board is currently set at four members and the Nominating Committee nominated these members to stand for re-election. Shareholders are entitled to cumulative voting in the election of Directors. See "Voting Procedures" herein. Persons elected as Directors will hold office until the next Annual Meeting or until their successors are duly elected and qualified, or until their earlier death or resignation. The Nominating Committee has inquired of each nominee and has ascertained that each will serve if elected. In the event that any of these nominees should become unavailable for election, the Nominating Committee may designate substitute nominees, in which event the shares represented by the proxy cards returned will be voted for such substitute nominees unless an instruction to the contrary is indicated on the proxy card.

Information Concerning Nominees
The following persons have been selected by the Nominating Committee to stand for election to the Company's Board of Directors:

ANTHONY SPIER   **Director since April 1990**
Anthony Spier, age 64, has been Chairman of the Board, President and Chief Executive Officer since April 1994. Before joining the Company, Mr. Spier was President of Bruning Corporation, a manufacturer of drafting equipment and supplies, from 1989 to 1994. Prior thereto, he was Vice President of AM International, and President of the International Division of AM International.

MERLE H. BANTA   **Director since March 2005**
Merle H. Banta, age 75, has been Chairman of the Board and Chief Executive Officer of BHH Management, Inc., a holding company for various consumer product companies since 1993, a company he co-founded. Mr. Banta was previously a director of the following public companies: AM International (1982-1993), The Leisure Group, Inc. (1984-1994), Mark Controls Corporation (1968-1993), and The Stanley Works (1984-1994). Following Mr. Banta's tenure as Chairman and Chief Executive of The Leisure Group, Inc., it went private and was renamed BHH Management, Inc. Mr. Banta is the Chairman of the Nominating Committee and a member of the Audit and Compensation Committees.

MARSHALL L. BURMAN   **Director since August 1998**
Marshall L. Burman, age 78, is of Counsel to Wildman, Harrold, Allen & Dixon, a Chicago based law firm. Prior to 1992, Mr. Burman was Managing Partner of Arvey, Hodes, Costello & Burman. Mr. Burman is the former Chairman of the Illinois State Board of Investments. He is Chairman of the Compensation Committee and a member of the Audit and Nominating Committees.

FRANK R. MARTIN   **Director since August 1997**

Frank R. Martin, age 61, is an Attorney of the law firm Righeimer, Martin and Cinquino, P.C. Mr. Martin has been associated with that firm since 1974. He is Chairman of the Audit Committee and a member of the Compensation and Nominating Committees.

The shares represented by the proxy cards returned will be voted **FOR** the election of these nominees, as specified under "Voting Procedures" herein, unless specified otherwise.

Executive Officers

Mr. Spier serves as the Company's President and Chief Executive Officer. Mr. Spier has served as Chief Executive Officer of the Company for more than five years. The term of Mr. Spier's employment as an officer ends on December 31, 2011, and is subject to an employment agreement.

James F. Brace, age 62, serves as Executive Vice President, Chief Financial Officer, Secretary and Treasurer of the Company. Mr. Brace has served as the Chief Financial Officer since June 2005. Mr. Brace is not subject to an employment agreement and his term as an officer is at-will. Previously he was Chief Information Officer of United Components, Inc., an automotive aftermarket parts manufacturer, from August 2004 to June 2005, an independent management consultant from 2003 to July 2004, and Executive Vice President and CFO of Knowles Electronics, a hearing aid transducer manufacturer, from 2000 to 2002.

Committees of the Board of Directors

The Board of Directors has standing Audit, Compensation and Nominating Committees.

Audit Committee

The Audit Committee is comprised of Frank R. Martin (Chairman), Merle H. Banta and Marshall L. Burman. Under currently applicable rules of the American Stock Exchange, all members are independent and Merle H. Banta is considered the financial expert of the Committee. The Audit Committee met four times during 2007, once in conjunction with a board meeting and three times as separate meetings. The Committee has a charter, referred to as the "Audit Committee Charter" posted on the Investor Relations section of the Company's website (www.wellsgardner.com). See "Report of the Audit Committee" herein.

The Audit Committee has reviewed and discussed the audited financial statements with management. The Audit Committee has discussed with the independent auditors the matters required to be discussed by the statement on Auditing Standards No. 61, and has received the written disclosures and the letter from the independent accountants required by Independence Standards Board Standard No. 1, as adopted by the Public Company Accounting Oversight Board in Rule 3600T, and has discussed with the independent accountant the independent accountant's independence. Based upon the review and discussions referred to above, the audit committee recommended to the board of directors that the audited financial statements be included in the Company's annual report.

Compensation Committee

The Compensation Committee is comprised of Marshall L. Burman (Chairman), Merle H. Banta and Frank R. Martin. Under currently applicable rules of the American Stock Exchange, all members are independent. The Compensation Committee met twice during 2007. The Compensation Committee administers the Company's Amended and Restated Incentive Stock Plan and the Executive Stock Award Plan. The Compensation Committee also makes recommendations to the Board with respect to the compensation paid to the Chief Executive Officer and other Executive Officers. The Committee has a charter, referred to as the "Compensation Committee Charter" posted on the Investor Relations section of the Company's website (www.wellsgardner.com).

Nominating Committee

The Nominating Committee is comprised of Merle H. Banta (Chairman), Marshall L. Burman and Frank R. Martin. Under currently applicable rules of the American Stock Exchange, all members are independent. The Nominating Committee, in conjunction with Board meetings, met once during 2007. The duties of the Nominating Committee include proposing a slate of Directors for election by the shareholders at each Annual Meeting and proposing candidates to fill vacancies on the Board. The Committee has a charter, referred to as the "Corporate Governance Guidelines" posted on the Investor Relations section of the Company's website (www.wellsgardner.com), which includes the process the Committee considers when evaluating nominees for directorships. When appropriate, the Nominating Committee will conduct research to identify suitable candidates for Board membership. Candidates for the Board will be subject to certain gaming regulations. Any shareholder wishing to propose a candidate for consideration should forward the candidate's name and a detailed background of the candidate's qualifications to the Secretary of the Company.

Shareholder Communication with the Board of Directors

Shareholders and other parties interested in communicating directly with the Board of Directors or a particular Director may send written communications to Wells-Gardner Electronics Corporation, 9500 West 55th Street, Suite A, McCook, Illinois 60525-3605, Attention: Corporate Secretary. The mailing envelope may contain a clear notation indicating that the enclosed correspondence is a "Shareholder-Board Communication" or "Shareholder-Director Communication." All shareholder correspondence will be reviewed by the Secretary and then forwarded directly to the Board, or to the specified director, as appropriate.

REPORT OF THE AUDIT COMMITTEE

The Committee held four meetings during 2007. The meetings were designed to facilitate and encourage communication between the Committee and Blackman Kallick LLP, the Company's independent public accountants, outside the presence of management. During these meetings, the Committee reviewed and discussed the audited financial statements with management and Blackman Kallick LLP. The Audit Committee recommended to the Board of Directors that the audited financial statements be included in Wells-Gardner's Annual Report on Form 10-K.

The discussions with Blackman Kallick LLP also included the matters required by Statement on Auditing Standards No. 61 and Statement on Auditing Standards No. 90. The Audit Committee received written disclosures and the letter regarding the accountants' independence as required by Independence Standards Board Standard No. 1 and under the Sarbanes-Oxley Act of 2002. This information was discussed with Blackman Kallick LLP representatives.

<u>**AUDIT COMMITTEE**</u>
Frank R. Martin (Chairman)
Merle H. Banta
Marshall L. Burman

PROPOSAL FOR RATIFICATION OF APPOINTMENT
OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Audit Committee of the Company has appointed the firm of Blackman Kallick LLP, to serve as independent certified public accountants of the Company for the fiscal year ending December 31, 2008. Although shareholder ratification is not required, the Board of Directors believes that the shareholders should be afforded the opportunity to ratify the appointment and has directed that such appointment be submitted to the shareholders of the Company for ratification at the Meeting. If the shareholders do not ratify the appointment of Blackman Kallick LLP, the Audit Committee may reconsider the appointment.

A representative of Blackman Kallick LLP will be present at the Annual Meeting and will have the opportunity to make a statement if he or she desires and will be available to answer appropriate questions.

Fees charged or to be charged by Blackman Kallick LLP, the Company's independent accountant for the 2007 and 2006 fiscal years ended for audit and tax services are as follows:

Fiscal Year 2007		
Audit Fees	$	144,000
Tax Fees	$	24,000
Audit Related Fees	$	26,000
Fiscal Year 2006		
Audit Fees	$	128,000
Tax Fees	$	22,000
Audit Related Fees	$	28,000

With respect to tax services, the Audit Committee has determined that such services are compatible with maintaining the independent accountant's independence.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE RATIFICATION OF APPOINTMENT OF BLACKMAN KALLICK LLP, AS INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2008.

OTHER BUSINESS

The Company is not aware of any business to be acted upon at the Meeting other than that which is described in this Proxy Statement. The enclosed proxy does, however, confer discretionary authority upon the persons named therein, or their substitutes, to take action with respect to any other matter that may properly be brought before the Meeting. In the event that other business calling for a vote of the shareholders is properly presented at the Meeting, the holders of the proxies will vote your shares in accordance with their best judgment.

2007 SUMMARY COMPENSATION TABLE

Set forth on the following table is each component of compensation paid during 2007 and 2006 to the Chief Executive Officer and the Chief Financial Officer, who qualify as the only highly compensation executive officers of the Company.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Anthony Spier – a)	2007	392,776	0	28,100	0	0	0	35,578	456,454
Chairman of the Board, President & Chief Executive Officer	2006	362,502	0	28,397	0	0	0	36,418	427,317
James F. Brace - b)	2007	248,570	0	12,082	0	0	0	16,108	276,760
Executive Vice President, Secretary, Treasurer & Chief Financial Officer	2006	214,422	0	8,480	0	0	0	11,372	234,274

a) All Other Compensation for Mr. Spier for 2007 includes: $21,996 automobile allowance, $7,750 company match 401K contribution, $2,772 insurance premiums, and $3,060 other personal benefits. All Other Compensation for Mr. Spier for 2006 includes: $21,996 automobile allowance, $7,500 company match 401K contribution, $2,772 insurance premiums, $1,190 of stock options expense and $2,960 other personal benefits. Please see Potential Payments upon Termination or Change in Control set forth below for additional information relating to Mr. Spier's contract with the company.

b) All Other Compensation for Mr. Brace for 2007 includes $9,000 automobile allowance, $4,736 company match 401 K contribution, and $2,376 insurance premiums. All Other Compensation for Mr. Brace for 2006 includes $9,000 automobile allowance and $2,376 insurance premiums.

2007 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

Set forth on the following table are the outstanding equity at December 31, 2007 for the Chief Executive Officer and the Chief Financial Officer.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Anthony Spier	9,466	0	0	1.82	2/11/2012	0	0	0	0
	0	0	0	0	n/a	39,191	61,138	0	0
James F. Brace	0	0	0	0	n/a	16,054	25,044	0	0

2007 DIRECTOR COMPENSATION TABLE

Set forth on the following table is each component of compensation paid to each Director during 2007 that was not a member of management.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Merle Banta	40,000	0	0	0	0	0	40,000
Marshall Burman	40,000	0	0	0	0	0	40,000
Frank Martin	40,000	0	0	0	0	0	40,000

Employee Directors do not receive additional compensation for serving on the Board of Directors. Each non-employee Director receives a $2,500 monthly retainer, $1,500 for each Board meeting attended and $1,000 for each Committee meeting attended ($750 if telephonic). All fees are paid in cash on a quarterly basis. The Nonemployee Director Stock Plan which provided that annual stock option awards could be made to Directors was terminated on February 22, 2007. During 2007, the Board of Directors met four times and all Directors attended 100 percent of the Board meetings. All directors attended the 2007 Annual Meeting.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The Company has one management contract that requires payments upon termination or change of control. This contract is with Mr. Spier, the CEO. Mr. Spier is employed under a contract originally entered into in connection with his joining the Company and being elected as Chairman of the Board, President and Chief Executive Officer of the Company in April, 1994. Mr. Spier's contract has been amended to expire December 31, 2011. The Compensation Committee evaluated his performance based upon written objectives and performance thereof, industry comparisons as well as other factors. As a result, Mr. Spier received a $37,500 increase for 2007 and a restricted stock award of 10,000 shares of the Company. Mr. Spier may terminate the contract in the event of a "change in control" of the Company. If, upon a "change of control" of the Company, Mr. Spier terminates the contract and does not, within five days of termination, enter into a new contract with a term of at least two years with the Company or the Company's successor, the contract provides that Mr. Spier is entitled to a lump sum payment in an amount equal to the greater of the compensation Mr. Spier would have been entitled to but for such termination during the remaining term of the agreement **or** twice his total compensation from the Company for the 12 calendar months preceding termination. In addition, in case of a "change of control," the contract provides for payment of the value of any unvested stock options or stock awards, and a payment to offset any excise tax liability (pursuant to Section 4999 of the Internal Revenue Code) incurred.

CERTAIN TRANSACTIONS WITH MANAGEMENT

None.

SECURITIES BENEFICIALLY OWNED BY
PRINCIPAL SHAREHOLDERS AND MANAGEMENT

No person was known by the Company to own beneficially more than five percent of its outstanding common stock. Set forth in the following table are the beneficial holdings on February 29, 2007, of the Chief Executive Officer, the Chief Financial Officer, each Director and all Executive Officers and Directors as a group.

	Shares Beneficially Owned	% of Class
Anthony S. Spier (a) (b)	389,735	3.95%
James F. Brace (a) (b)	47,809	0.48%
Frank R. Martin (a) (c)	65,089	0.66%
Marshall L. Burman	59,440	0.60%
Merle Banta	8,395	0.09%
Executive Officers and Directors as a group (5 persons)	570,463	5.78%

(a) The amounts shown include the following shares that may be acquired within 60 days of February 29, 2008 pursuant to outstanding stock options: Mr. Spier, 9,466 shares, and the Executive Officers and Directors as a group, 9,466 shares.

(b) The amounts show include the following restricted share grants that have been awarded pursuant to the stock awards plan: Mr. Spier, 36,561 shares and Mr. Brace, 21,349 shares, and the Executive Officers as a group, 57,910 shares.

(c) The amounts shown for Mr. Martin exclude 1,546 shares owned by Mr. Martin's wife for which he disclaims beneficial ownership.

The business address for all of the Executive Officers and Directors is 9500 West 55th Street, Suite A, McCook, Illinois 60525-3605.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Under the securities laws of the United States, the Company's Directors, its Executive Officers, and any person holding more than ten percent of the Company's Common Stock are required to report their ownership of Common Stock and specified changes in that ownership to the SEC and to the American Stock Exchange on which the Common Stock is listed. Specific due dates for these reports have been established and the Company is required to report in this proxy statement any failure to file by these dates. Based solely on a review of the forms it has received and on written representations from certain reporting persons that no such forms were required for them, the Company believes that all of these filing requirements were satisfied by its Directors and Executive Officers and ten percent stockholders during 2007.

Frank Martin filed one late Form 4 during the fiscal year. Mr. Martin exercised options on January 3. 2007 which were timely reported on January 5, 2007, however he sold the options the same day and the sale was reported one day late on January 9, 2007.

PROPOSALS OF SECURITY HOLDERS

Pursuant to the proxy solicitation regulations of the SEC, any shareholder proposal intended to be presented at the 2009 Annual Meeting of Shareholders (the "2009 Meeting") must be received at the Company's corporate offices by not later than December 12, 2008, in order to be considered for inclusion in the Company's proxy statement and form of proxy relating to such meeting. Notice of any shareholder proposal submitted outside the processes of Rule 14a-8 shall be considered untimely if not received by the Company prior to February 12, 2009. Nothing in this paragraph shall be deemed to require the Company to include in its proxy statement and form of proxy any shareholder proposal, which does not meet the requirements of the SEC in effect at that time. The Company form of proxy for the 2009 Meeting will confer discretionary authority upon the persons named as proxies to vote on any untimely stockholder proposals.

NOTICE OF BUSINESS TO BE CONDUCTED AT A SPECIAL OR ANNUAL MEETING

The bylaws of the Company set forth the procedures by which a shareholder may properly bring business before a meeting of shareholders. The bylaws of the Company provide an advance notice procedure for a shareholder to properly bring notice to the Secretary of the Company not less than twenty (20) days prior to such meeting. The advance notice by shareholders must include (i) a brief description of the business to be brought before the meeting, (ii) the name, business and residence address of the shareholder submitting the proposal, (iii) the principal occupation or employment of such shareholder, (iv) the number of shares of the Company which are beneficially owned by such shareholder, and (v) any material interest of the shareholder in such business. Nothing in this paragraph shall be deemed to require the Company to include in its proxy statement or proxy relating to any annual meeting any shareholder proposal which does not meet all of the requirements for inclusion established by the SEC in effect at that time such proposal is received.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are incorporated by reference into this proxy statement:

The Company's Annual Report on Form 10-K for the year ended December 31, 2007

Any shareholder who desires a copy of any of the foregoing documents incorporated by reference herein shall be provided a copy, without charge, upon their written request addressed to the attention of James F. Brace, 9500 West 55th Street, Suite A, McCook, Illinois 60525-3605.

McCook, Illinois
April 4, 2008